FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

For the month of September 2015

MEDIGUS LTD.
(Translation of registrant's name into English)

Omer Industrial Park, No. 7A, P.O. Box 3030, Omer 8496500, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

On September 9, 2015, the Registrant issued a press release announcing its financial results for the three and six months ended June 30, 2015. The Registrant is also publishing its unaudited condensed consolidated interim financial statements, as well as its operating and financial review, as of June 30, 2015, and for the three and six months then ended. Attached hereto are the following exhibits:

Attached hereto are the following exhibits:

Exhibit 99.1	Press release

Exhibit 99.2	Registrant’s Condensed Consolidated Interim Financial Statements (Unaudited) as of June 30, 2015

Exhibit 99.3	Registrant’s Operating and Financial Review as of June 30, 2015, and for the Three and Six Months then Ended

Exhibits 99.2 and 99.3 of this Report on Form 6-K are incorporated by reference into the Registrant’s Registration Statement on Form S-8 (333-206803).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MEDIGUS LTD.

Date: September 9, 2015	By:	/s/ Gilad Mamlok
Gilad Mamlok
Chief Financial Officer